MECHEL REPORTS 2013 OPERATIONAL RESULTS

Moscow, Russia – February 5, 2014 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces 2013 operational results.

Production and sales for 2013*

Production:

Product name	2013,	2012, thousand	%	4Q2013, thousand	3Q2013, thousand	%
	thousand tonnes	tonnes		tonnes	tonnes
Coal (run-of-mine)	27,516	27,763	-1	7,086	7,028	+1

Pig Iron	3,743	4,161	-10	835	913	-9

Steel	4,650	6,532	-29	1,002	1,098	-9

Sales:

Product name	2013, thousand	2012,	%	4Q2013, thousand	3Q2013, thousand	%
	tonnes	thousand tonnes		tonnes	tonnes
Coking coal	11,051	11,542	-4	2,702	2,615	+3
concentrate

Including coking	2,338	2,590	-9.7	639	475	+35
coal concentrate supplied to Mechel enterprises

PCI	3,308	2,428	+36	741	1,124	-34

Anthracites	2,202	2,391	-8	599	472	+27

Including	123	271	-55	23	55	-58
anthracites supplied to Mechel enterprises

Steam coal	5,898	5,910	0	1,399	1,508	-7

Including steam	1,733	1,540	+13	416	442	-6
coal supplied to Mechel enterprises

Iron ore concentrate	4,166	4,390	-5	1,083	1,097	-1

Including iron ore	478	280	+71	456.9	7.7	+5,840
concentrate supplied to Mechel enterprises

Coke	2,976	3,561	-16	685	729	-6

Including coke	1,960	2,448	-20	437	473	-8
supplied to Mechel enterprises

Ferrosilicon	94	78	+20	22	24	-8

Including	31	30	+6	7	8	-11
ferrosilicon supplied to Mechel enterprises

Flat products	586	719	-18	118	159	-26

Including those	283	396	-29	40	88	-54
produced by third parties

Long products	3,541	4,073	-13	793	936	-15

Including those	1,115	908	+23	225	313	-28
produced by third parties

Billets	690	2,602	-73	40	91	-56

Including those	270	881	-69	27	63	-56
produced by third parties

Hardware	852	976	-13	199	227	-12

Including those	91	57	+61	24	31	-24
produced by third parties

Forgings	69	57	+20	16	16	+2

Stampings	102	111	-8	25	25	+1

Electric power	3,972,285	4,272,610	-7	1,081,517	734,734	+47
generation (thousand kWh)

Heat power	6,694,467	7,945,674	-16	1,966,393	782,421	+151
generation (Gcal)

*Excluded are the data on chrome sales due to the sale of Voskhod Mining Plant and Tikhvin Ferroalloy Plant to Turkey’s Yildirim Group, which was completed in December 2013.
*Excluded are the data on nickel sales due to the December 2012 halting of Southern Urals Nickel Plant due to negative trends in the global nickel market and unfavorable prognosis for this market in the foreseeable future.

Mechel OAO’s Chief Executive Officer Oleg Korzhov commented on the company’s 2013 operational results:

“In 2013, Mechel achieved significant success in implementing the strategy outlined by the company’s Board of Directors in 2012. We managed to dispose of several non-core assets in the steel and ferroalloys segments and focus on our priority directions — mining and full-cycle steelmaking, focusing on manufacturing of long rolls and high value-added products.

“In 2013, our mining segment’s key enterprises — Southern Kuzbass Coal Company OAO and Yakutugol Holding Company OAO — increased coal production as compared to 2012 by 7% and 1.4% accordingly, which enabled them to partially compensate for the weaker prices on both the domestic and international market. In coking coal sales, I’d like to note an increase in sales to promising Asian markets, such as China, and a decrease in sales to Ukraine. The overall 1% decrease in coal mining and 4% decrease in coking coal sales are due to optimization of production facilities at Mechel North America (Mechel Bluestone), which was almost entirely compensated for by our Russian assets which have high competitive advantage in Asia Pacific markets.

“In 2013, the company managed to significantly increase sales of anthracites and PCI, primarily due to the expansion of its client base both in Asia and in Europe. A decrease in PCI sales in the fourth quarter is due to the seasonal slump in supplies to our Asian customers through Far Eastern ports in wintertime.

“Mechel maintained its steam coal sales in 2013 at the level of 2012. A minor decrease in the fourth quarter was due to residential and communal services completing the major part of their purchases as part of preparing for winter.

“Iron ore concentrate sales in 4Q2013 remained at the 3Q2013 level. We should note the sales structure change at Korshunov Mining Plant, where a major part of its supplies were re-oriented toward domestic markets — Mechel’s enterprises and third parties.

“A decrease in coke sales year-on-year was largely due to the December 2012 halting of Southern Urals Nickel Plant, which was a major coke consumer, as well as the decrease of Mechel-Coke’s supplies to Chelyabinsk Metallurgical Plant due to the repairs at the plant’s blast furnace #1. These repairs also led to a 10% decrease in pig iron production year-on-year.

“Disposal of non-profitable steelmaking facilities — such as Romanian, Ukrainian and British plants — and optimization of existing enterprises enabled us to avoid additional losses, but still had its reflection in the annual sales decrease on practically all steel segment counts and the decrease in steel production by 29%. The 9% slump in steelmaking in the fourth quarter was due to maintenance works at Chelyabinsk Metallurgical Plant’s converter #3, which were completed in late November.

“In 2013 we ended our strategic partnership with Estar Group’s plants, mainly by stopping sales of the group’s products. Sales of low-profit steel billets in 2013 went down by 73% year-on-year, amounting in the fourth quarter only to 40,000 tonnes as practically all of the company’s own billets are processed into high value-added products, in line with the company’s revised strategy. This also led to a major decrease in flat rolls sales — 18% year-on-year.

“The long rolls sales decreased by 13% in 2013 as we stopped marketing Estar Group’s bars, while the 15% decrease in the fourth quarter was due to seasonal weak demand for construction products. We managed to maintain stable sales of our own construction steel rolls due to diversification of sales channels, including export channels. This partially compensated for weak prices and enabled us to maintain high load of our facilities.

“An increase in the share of high value-added products became possible due to the launch of Chelyabinsk Metallurgical Plant’s universal rolling mill, our steel segment’s key investment project, in summer 2013. When it reaches full capacity, it will enable us to fill new market sectors and achieve a quality change in the product range of our company’s steel segment.

“In April 2013, the Uvatsk quartzite deposit began supplying Bratsk Ferroalloy Plant with its ores. The launch of Bratsk Ferroalloy Plant’s furnace #4 following its modernization enabled the plant to increase ferrosilicon production by 20% year-on-year.

“Heat and electricity production at the Group’s power segment enterprises in 2013 was largely comparable to those planned. Heat and electricity sales went up by 151% and 47% quarter-on-quarter due to a seasonal hike in demand. One of the power segment’s key projects in the past year was improving the return on marketed resources and ensuring reliable and efficient electricity supplies to the Group’s facilities and third-party clients.

“Despite various difficulties, in the past year we have worked well. On behalf of the company’s management I would like to thank all of Mechel’s personnel and wish them further success.”

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Mechel OAO
+ 7 495 221 88 88
press@mechel.com

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Mechel is an international mining and steel company which employs over 80,000 people. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.